UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Corning Incorporated

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

219350105

(CUSIP Number)

April 8, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 219350105

1.	Names of Reporting Persons Samsung Display Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 80,000,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 80,000,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0% (See Item 4)

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Corning Incorporated (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices One Riverfront Plaza, Corning, New York 14831

Item 2.
	(a)	Name of Person Filing Samsung Display Co., Ltd. (the “Reporting Person”)
	(b)	Address of Principal Business Office or, if none, Residence 1, Samsung-ro, Giheung-gu, Yongin-si, Gyeonggi-Do, 17113, Republic of Korea
	(c)	Citizenship Samsung Display Co., Ltd. is a company organized under the laws of the Republic of Korea.
	(d)	Title of Class of Securities Common Stock, par value $0.50 per share (“Common Stock”)
	(e)	CUSIP Number 219350105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: This Item 3 is not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 80,000,000 shares
	(b)	Percent of class: 9.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote of 80,000,000 shares
		(ii)	Shared power to vote or to direct the vote of 0 shares
		(iii)	Sole power to dispose or to direct the disposition of 80,000,000 shares
		(iv)	Shared power to dispose or direct the disposition of 0 shares

The percentage of beneficial ownership is based on 884,164,000 shares of Common Stock outstanding as of April 8, 2021, consisting of (i) 769,164,000 shares of Common Stock outstanding as of March 1, 2021, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on March 18, 2021, and (ii) 115,000,000 shares of Common Stock issued on April 8, 2021 upon conversion of 2,300 shares of Series A Convertible Preferred Stock, par value $100 (“Preferred Stock”) of the Issuer at the election of the Reporting Person.  Each share of Preferred Stock was convertible into 50,000 shares of Common Stock.  Following the conversion of the Preferred Stock into Common Stock, the Reporting Person sold 35,000,000 shares of Common Stock to the Issuer on April 8, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2021	SAMSUNG DISPLAY CO., LTD.

	By:	/s/ Youngjae Lim
Name: Youngjae Lim
Title: Head of Team (Corporate Finance & Accounting Team)